PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. announces the implementation of a stock option plan in its subsidiary Acasti Pharma and the assignment of securities to certain directors, officers and employees

Laval, Québec, CANADA – January 14th, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announces that, following the completion of the exchange offer made by Acasti Pharma in the fall 2008, and in order not to penalize the option holders of Neptune who are concerned by the business of Acasti Pharma and to compensate certain of Neptune’s directors, officers and employees for additional duties and responsibilities incurred in Acasti Pharma, the board of directors of Acasti Pharma approved a stock option plan for its directors, officers, employees and consultants (the "Acasti Plan"). The Acasti Plan will allow the option holders to purchase a number of class A common shares of Acasti Pharma equal to the greatest of (i) 6,000,000, and (ii) 20% of the total number of issued and outstanding Class A, Class B and Class C shares of Acasti Pharma at any given moment. The Acasti Plan also provides that the options granted will not exceed a term of ten (10) years, that they will be granted at an exercise price to be determined by the board of directors according to the terms that they may set out, the whole in compliance with the applicable regulatory policies.

Pursuant to the Acasti Plan, Acasti Pharma granted a total of 3,175,000 stock options to its directors, officers and employees, exercisable for up to five (5) years at a price of $0.20 per share. Of these options, 2,415,000 were granted to insiders of Neptune.

In the same spirit, as compensation for additional duties and responsibilities incurred in Acasti Pharma and NeuroBioPharm by certain of Neptune’s directors, officers and employees, Neptune transferred to such directors, officers and employees warrants of Acasti Pharma and NeuroBioPharm that currently have a fair market value of less than $1. Indeed, Neptune assigned (i) a total of 5,325,000 from the 6,000,000 Series 4 Warrants it received from Acasti Pharma in consideration of the license granted by to Acasti Pharma; of this number, 4,045,000 Series 4 Warrants were transferred to insiders of Neptune; each Series 4 Warrant enables its holder to subscribe for and purchase one fully paid and non-assessable Class A Common Share of Acasti Pharma at a price of $0.25 per share for a period of five (5) years following its issuance; and (ii) a total of 5,000,000 from the 7,000,000 Series 4 Warrants it received from NeuroBioPharm in consideration of the license granted by Neptune to NeuroBioPharm; of this number, 3,800,000 Series 4 Warrants were transferred to insiders of Neptune; each Series 4 Warrant enables its holder to subscribe for and purchase one fully paid and non-assessable Class A Common Share of NeuroBioPharm at a price of $0.10 per share for a period of five (5) years following its issuance.

Finally, pursuant to the contractual agreement entered into between Gestion Harland Inc. and Neptune in 2002, Neptune must remit to Gestion Harland a consideration of 1 % of all consideration received by Neptune resulting from the licenses granted by Neptune to Acasti Pharma and NeuroBioPharm. In order to minimize the outflow of cash by Neptune, instead of receiving such consideration in cash, Gestion Harland accepted to receive from Neptune said 1% consideration by the assignment by Neptune to Gestion Harland of 1 % of all securities Neptune received from Acasti Pharma and NeuroBioPharm stemming from said licenses, including from the accrued value of Acasti Pharma between the date of grant of said license, being August 7, 2008 and the date of issuance of shares resulting from the completion of the Acasti Pharma’s exchange offer, being November 17, 2008. Pursuant to such, Gestion Harland received 50,000 Class B shares, 260,000 Class C shares, 60,000 Series 4 Warrants and 30,000 Series 5 Warrants of Acasti Pharma and 50,000 Class B shares, 350,000 Class C shares, 70,000 Series 4 Warrants and 30,000 Series 5 Warrants of NeuroBioPharm.

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On a fully diluted basis, the total percentage of shares of Acasti Pharma owned by all Acasti Pharma’s stock option holders and directors, employees and officers of Neptune having received warrants of Acasti Pharma is of 10.27% (of which 7.92 % is held by Neptune’s insiders) and the total percentage of shares of NeuroBioPharm owned by all directors, employees and officers of Neptune having received warrants of NeuroBioPharm is of 10.00% (of which 7.6 % is held by Neptune’s insiders).

The Acasti Plan, any grant of options pursuant to the Acasti Plan, the assignment by Acasti Pharma of warrants to some of its directors, officers and employees and the assignment by Acasti Pharma of shares and warrants to Gestion Harland remain subject to applicable regulatory approval and/or meeting other conditions, if required.

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. The Company expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

About Acasti Pharma Inc.

Acasti Pharma’s product portfolio of proprietary novel long-chain omega-3 phospholipids are sourced from sustainable abundant marine biomass including Antarctic krill (Euphausia superba). Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions.

About NeuroBioPharm Inc.

NeuroBioPharm is developing safe and effective pharmaceutical and medical applications with an initial focus on the prevention and treatment of cognitive, neurological and affective disorders. The Company is advancing a portfolio of bioactive ingredients of proprietary novel omega-3 phospholipids through the pharmaceutical development pathway which include prescription medical foods (MF), over-the-counter products (OTC), and prescription drugs (Rx).

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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